Exhibit 99.1

TeliaSonera Acquires Majority Shareholding in NextGenTel - a Norwegian Broadband Provider

STOCKHOLM, Sweden--(BUSINESS WIRE)--May 16, 2006--TeliaSonera has acquired a 82.3 percent holding in NextGenTel Holding ASA, the number two broadband/xDSL provider in Norway. The acquisition will broaden TeliaSonera's offerings in Norway, where TeliaSonera is a strong number two player in mobile communication. The acquisition underlines the strategic direction to focus on mobile and Internet based services in the home markets.

TeliaSonera AB, the leading telecommunications company in the Nordic and Baltic region, has today reached an agreement with the main shareholders of NextGenTel to acquire 23,539,226 shares, corresponding to 82.3 percent of the shares in NextGenTel. For each share TeliaSonera will pay NOK 65.50 (SEK 79.44) in cash, totalling NOK 1,541,819,303 (SEK 1,869,949,287), corresponding to a premium of 35 percent to the last ten days' volume weighted average price of NextGenTel on the Oslo Stock Exchange.

"This transaction underlines our strategic direction to focus on mobile and Internet based services in our home markets. It gives us an opportunity to broaden our offering and provide broadband, VOIP and IPTV in the Norwegian telecom market as a complement to our strong mobile offering," comments Anders Igel, President and CEO of TeliaSonera AB. He continues "This makes us an even stronger challenger to the market leader".

Following today's acquisition, TeliaSonera will present a public offer to the remaining shareholders in NextGenTel in line with the rules in Norway for mandatory offers. The offer will be presented as soon as possible, but no later than four weeks from today. The price in the offer will be the same as the price paid in today's acquisition, i.e. NOK 65.50 per share.

The transaction is a strategic acquisition which provides an expanded general presence in Norway and TeliaSonera will benefit from having broadband presence in its complete home markets.

NextGenTel, which is listed on the Oslo Stock Exchange, will continue to operate as a broadband provider under its own brand in the Norwegian market. The management will remain and there will be no major changes in the operations of the company.

Brief description of the company

	2004	2005

Net sales (NOK million)	454	600
EBITDA (NOK million)	121	137
Number of customers (a)	95,300	148,000
Number of employees (a)	171	202

(a) at end of period

Details on shareholding

Following the acquisition, TeliaSonera AB holds 23,539,226 shares in NextGenTel Holding ASA, corresponding to approximately 82.3 percent of the shares and the votes in the company.

Press conference

A press conference will be held later today at 14.00 hours CET at Hotell Continental, Stortingsgaten 24/26, Conference Centre, Meeting room 1, Oslo.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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CONTACT: TeliaSonera AB
Birgitta Grafstrom, +46-(0)8-713 58 30